UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________________________
FORM 6-K
___________________________________________________________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2018
Commission File Number 1-10928
___________________________________________________________________________________
INTERTAPE POLYMER GROUP INC.
___________________________________________________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
___________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: October 15, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 - Name and Address of Company:
Intertape Polymer Group Inc.
9999 Cavendish Blvd.
Suite 200
St. Laurent, Québec H4M 2X5
Item 2 - Date of Material Change:
October 15, 2018
Item 3 - News Release:
Intertape Polymer Group Inc. (“IPG” or the “Company”) issued a press release with respect to the material change described below on October 15, 2018 via Marketwired.
Item 4 - Summary of Material Change:

IPG announced the closing of its offering of $250 million 7% senior unsecured notes due in 2026 (the “Offering”).
Item 5 - Full Description of Material Change:
5.1    Full Description of Material Change

IPG announced today the closing of its Offering of $250 million 7% senior unsecured notes due in 2026.  The Offering resulted in net proceeds to the Company, after deducting underwriting discounts and estimated expenses, of approximately $243.8 million.

The notes have been offered only to qualified institutional buyers in reliance on Rule 144A, under the Securities Act of 1933, as amended, and in offshore transactions pursuant to Regulation S under the Securities Act and pursuant to prospectus or registration exemptions in the relevant jurisdictions. The notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.
Item 7 - Omitted Information:
Not applicable.
Item 8 - Executive Officer:
The senior officer who can answer questions regarding this report is Mr. Jeffrey Crystal, Chief Financial Officer of IPG. Mr. Crystal can be reached at (866) 202- 4713.
Item 9 - Date of Report:
October 15, 2018